BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission and
Regulation 1.17 of the Commodity Futures Trading Commission

December 31, 2016

(Dollars in thousands)

Net capital:		
Total stockholder's equity	$	375,688
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		550,000
Total capital and allowable subordinated liabilities		925,688
Deductions and/or charges:		
Total nonallowable assets		207,480
Aged fail to deliver		18
Other deductions and/or charges		168,500
Total deductions and/or charges		375,998
Haircuts on securities:		
U.S. government and agency obligations		4,834
Canadian governments and provincials		13,537
Corporate obligations		50,721
Asset-backed securities		5,658
Equity options		21,899
Equity securities		123
Total haircuts on securities		96,772
Net capital		452,918
Alternative net capital requirement – greater of 2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3, 8% of noncustomer risk maintenance margin, or $1,000		20,416
Excess net capital	$	432,502
Percentage of net capital to combined aggregate debit items		9,803.82%
Percentage of net capital after anticipated capital withdrawals to aggregate debit items		9,803.82%
Net capital in excess of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	430,460

This schedule does not materially differ from the computation of net capital under Rule 15c3-1
as of December 31, 2016, filed by the Company in its unaudited Form X-17A-5, Part II on January 26, 2017
with the Financial Industry Regulatory Authority, Inc.

See accompanying report of independent registered public accounting firm.